SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period March 24, 2006 to March 27, 2006
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release announcing formation of special committee to examine dual class structure.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
March 27, 2006	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.A, PGF.B, TSX; PGH, NYSE
PENGROWTH ENERGY TRUST ANNOUNCES FORMATION OF SPECIAL COMMITTEE TO
EXAMINE DUAL CLASS STRUCTURE
(Calgary, March 27, 2006) — Pengrowth Corporation, Administrator of Pengrowth Energy Trust, today announced that in light of recent developments the Board of Directors of Pengrowth Corporation has formed a special committee to consider whether the Class A and Class B trust unit structure continues to be in the best interests of Pengrowth Energy Trust and its unitholders and to make recommendations to the Board of Directors. The mandate of the special committee includes examining the impact of the structure upon Pengrowth’s ability to execute its business plan, alternatives for unwinding the structure and the potential impact of any course of action on both the Class A and Class B Unitholders. The special committee will retain its own financial advisors.
Counsel to Pengrowth has advised that as a result of a number of factors, including receipt by the Corporation of certain confirmations from the Canada Revenue Agency and the Department of Finance, it is no longer necessary to monitor or regulate the level of ownership of trust units by persons who are not Canadian residents in order to preserve Pengrowth’s status as a mutual fund trust.
Maintaining its status as a mutual fund trust under the Income Tax Act (Canada) is of fundamental importance to Pengrowth Energy Trust. Generally speaking, in addition to several other requirements, in order for a trust such as Pengrowth to be a mutual fund trust under the Income Tax Act, either: (1) the trust must not be established or maintained primarily for the benefit of non-residents of Canada (i.e. a majority of its trust units must be owned by residents of Canada) (the “Benefit Test”) or (2) all or substantially all of the property of the trust must consist of property other than taxable Canadian property (the “Property Exception”).
As Pengrowth has previously disclosed, as a result of uncertainty as to whether or not Pengrowth satisfied the Property Exception, it was necessary for Pengrowth to rely upon the Benefit Test and as a result on July 27, 2004 Pengrowth implemented the Class A and Class B trust unit structure to ensure that, after the implementation period, residents of Canada, through the ownership of Class B trust units, would own a majority of the outstanding trust units.
On November 26, 2004, Pengrowth Energy Trust received a customary form of comfort letter from the Department of Finance (Canada) stating that the Department of Finance would recommend to the Minister of Finance that an amendment be made to the Income Tax Act that would clarify Pengrowth Energy Trust’s ability to rely upon the Property Exception.
However, various announcements by the Federal Government relating to the residency requirements for mutual fund trusts resulted in considerable uncertainty regarding Pengrowth’s long-term ability to rely upon the Property Exception. These announcements included: the Federal budget released by the Minister of Finance on March 23, 2004 which proposed that the Property Exception would no longer be available to royalty trusts after December 31, 2004 (subject to certain grandfathering which would extend the date to December 31, 2006); the announcement of the Minister of Finance on November 6, 2004 that further discussions would be pursued with the private sector concerning the appropriate tax treatment of non-residents investing in resource property through mutual funds; the issuance on September 8, 2005 of a consultation paper by the Federal Government entitled “Tax and Other Issues Related to Publicly Listed Flow-Through Entities” for the purpose of launching consultations with stakeholders on tax issues relating to business income trusts and other flow-through entities; and the announcement on September 19, 2005 by the Minister of Finance that the Minister of National Revenue had been requested to postpone providing any advance income tax rulings respecting flow-through entity structures, including trusts, effective immediately. On November 23, 2005 the Minister of Finance announced that in response to concerns regarding income trusts and other flow-through entities there would be a reduction in personal income taxes on dividends to help level the playing field between corporations and income trusts, and announced an end to the consultation process. As a result, the Minister of National Revenue resumed providing advance tax rulings on flow-through entity structures.
As a result of the uncertainty, Pengrowth considered it prudent to maintain the Class A and Class B trust unit structure so that it could control the ownership of trust units by non-residents of Canada and thereby ensure that Pengrowth Energy Trust maintained its mutual fund trust status.
Pengrowth has recently held discussions with the Tax Legislation Division of the Department of Finance and on March 23, 2006 the Department of Finance provided Pengrowth Energy Trust with a letter confirming that it remains the intention of the Department of Finance to recommend to the Minister of Finance the changes to the Income Tax Act outlined in the letter dated November 26, 2004.
Recently the spread between the trading values of the Class A and Class B trust units,which are identical in all respects other than the ownership restrictions applying to each class, has declined to the lowest level since shortly after implementing the structure in July, 2004.
In light of these developments, the Board of Directors of Pengrowth Corporation considers it appropriate to examine whether the Class A and Class B trust unit structure continues to be in the best interests of Pengrowth Energy Trust and its unitholders and the extent to which the structure may be hindering the execution by Pengrowth of its business plan. To facilitate this initiative, a special committee of the Board of Directors has been formed to make recommendations to the Board of Directors. The special committee consists of Thomas A. Cumming, Kirby L. Hedrick, Michael S. Parrett and A. Terence Poole all of whom are independent directors. The special committee will retain its own financial advisors and has been granted the authority to retain such other advisors as it considers appropriate. The Board of Directors has requested that the Special Committee examine alternatives to the Class A and Class B trust unit structure, including the removal of the ownership restriction from the Class B trust units, the merger of the Class A trust units and the Class B trust units into a single class of trust units or any other alternatives the committee considers appropriate, together with the impact of any course of action on Pengrowth and both the Class A Unitholders and Class B Unitholders and the methods of implementation thereof.
There can be no assurance regarding any changes the special committee will recommend to the Board of Directors, the likelihood of the implementation of any such recommendations, the consequences of such implementation, including the potential effect on the market price or value of the Class A trust units or Class B trust units, which effect may be significantly different as between the Class A trust units and Class B trust units, or the terms or timing thereof.

PENGROWTH CORPORATION
James S. Kinnear, Chairman, President and
Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (401) 362-8191
Caution Regarding Forward-Looking Information
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to: the recommendations to be made to the Board of Directors by the Special Committee, and the timing and impact thereof.
Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to those found under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2005 and under “Risk Factors” in Pengrowth’s Annual Information Form.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Pengrowth does not undertake any obligation to up-date publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.